EXHIBIT 99.1

Vox Royalty Enters into Binding Agreement to Acquire

 Australian Copper and Gold Royalty Portfolio

DENVER, CO – August 20, 2026 – Vox Royalty Corp. (NASDAQ: VOXR) (TSX: VOXR) (“Vox” or the “Company”), a returns-focused mining royalty and streaming company, is pleased to announce that its wholly owned subsidiary, Vox Royalty Australia Pty Ltd (“Vox Australia”), has entered into a binding Royalty Sale and Purchase Agreement (the “Agreement”) with Latitude 66 Limited (“Lat66”) and its wholly owned subsidiary, Syndicated Royalties Pty Ltd, for the acquisition of two Australian royalty interests, (i) the Kalman Royalty in Queensland, and (ii) the Sylvania Royalty in Western Australia, for total cash consideration of upto A$3.4 million. The transaction remains subject to the completion of conditions precedent customary for a royalty transaction of this nature.

Spencer Cole, President and Chief Investment Officer, stated: “The Kalman and Sylvania Royalties are textbook Vox assets – Australian copper & gold royalties, with prospective regional geology, ongoing catalysts and proximity to existing processing plants. The Kalman project hosts a substantial copper-gold mineral resource and offers a potential pathway to fast-tracked development, as a long-term ore feed source for Hammer Metals proposed acquirer, Austral Resources’, Rocklands processing facility. Sylvania adds further exposure across a substantial 1,700km² land package. Both acquisitions continue to build our exposure to the Tier 1 mining jurisdiction of Australia, which is subject to the completion of customary conditions precedent.”

 Figure 1: Kalman resource cross section in Mount Isa region of Queensland

(Source:https://hammermetals.com.au/project/mount-isa-project/)

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Kalman Royalty

The Kalman Royalty is a 2.0% royalty on production from Queensland tenement EPM13870 operated by ASX-listed, Hammer Metals (subject to August-2026 ongoing takeover with Austral Resources (“Austral”)), inclusive of applicable renewals, extensions, conversions and substituted tenure. The tenement hosts the majority2 of the Kalman copper-molybdenum-gold-rhenium deposit, which includes conceptual open pit potential to 300 metres depth within JORC Indicated Cu-Mo-Au-Re sulphide mineral resources, together with further underground mining potential within JORC Inferred mineral resources at depth (see Figure 1). Tenement EPM13870 includes the Kalman deposit, Kalman West prospect and Hammertime prospect.

The Kalman deposit hosts a significant copper-gold-molybdenum-rhenium mineral resource, as summarised in Table 1 below:

Table 1 – Kalman Deposit Mineral Resource Estimate1 (8 May 2023)

Kalman project operator, Hammer Metals, has attracted a series of corporate acquisition offers over the course of 2026. Larvotto Resources made the first approach on June 10th, 2026, followed by an unsolicited proposal from Austral on July 6th, 2026. Austral then returned with a superior proposal on August 2nd, 2026, which culminated in an executed Scheme Implementation Deed (“Hammer-Austral Scheme”) on August 11th, 2026. In its August 11, 2026 ASX announcement, Hammer Metals identified the strategic fit between the two companies’ operations as a core rationale for the deal: Hammer’s Kalman copper-gold project sits roughly 60km by road from Austral’s Rocklands processing facility, positioning it as a potential long-term source of sulphide ore feed once Austral restarts the 3.0Mtpa plant in mid-2027. The Hammer-Austral Scheme is currently expected to be implemented in November 2026.

Sylvania Royalty

The Sylvania Royalty comprises a 1.0% Net Smelter Return (“NSR”) royalty on precious minerals and a 1.5% NSR royalty on all other minerals, payable under the Royalty Deed between Greenmount Resources Pty Ltd (“Greenmount”) and Lat66, over approximately 1,700km2 tenure in Western Australia. Completion of the Sylvania Royalty acquisition is conditional upon Greenmount waiving its existing right of first refusal (“ROFR”) in respect of the royalty, or the ROFR period expiring without acceptance.

Figure 2 – Sylvania Royalty area in BLUE (Source: Lat66 ASX announcement)

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Consideration and Conditions Precedent

The total cash consideration payable under the Agreement is upto A$3.4 million, to be paid with cash on hand, upon completion of the respective royalty acquisitions. Completion of the Kalman Royalty and Sylvania Royalty acquisitions is independent of each other, with the Agreement providing for standard completion processes for each. The transaction remains subject to completion of conditions precedent customary for a royalty transaction of this nature, and, subject to satisfaction or waiver of the applicable conditions precedent, completion of each royalty acquisition is expected to occur within five business days thereafter.

Qualified Person

Timothy J. Strong, FIMMM, of Kangari Consulting LLC and a “Qualified Person” under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox Royalty Corp. (NASDAQ:VOXR)(TSX:VOXR) is a returns-focused mining royalty and streaming company built on disciplined capital allocation and risk-adjusted value creation. The Company holds a diversified portfolio of over 70 royalties and streams, including 10 producing and 24 development stage assets, with primary exposure to gold and select industrial metals across top tier mining jurisdictions. Founded in 2014, Vox combines a technically driven team, early catalyst identification, and a proprietary royalty database to target convex, long-term returns for shareholders. Vox is a constituent of the Russell 2000® and Russell 3000® Indexes and is included in the MVIS® Global Junior Gold Miners Index and VanEck Junior Gold Miners ETF (GDXJ).

For further information contact:

Kyle Floyd Chief Executive Officer info@voxroyalty.com (720) 602-4223	Spencer Cole President and Chief Investment Officer info@voxroyalty.com (720) 602-4223

Cautionary Statements to U.S. Securityholders

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the U.S. securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). In addition to NI 43-101, a number of resource and reserve estimates have been prepared in accordance with the JORC Code (as such term is defined in NI 43-101), which differ from the requirements of NI 43-101 and U.S. securities laws but is defined in NI 43-101 as an “acceptable foreign code”. Readers are cautioned that a qualified person has not carried out independent work to validate the JORC Code resource and reserve estimates referenced herein.

For U.S. reporting purposes, the U.S. Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by companies domiciled in the U.S. subject to U.S. federal securities laws and the rules and regulations thereunder.

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As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, “inferred mineral resources” have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, statements regarding the terms of the Agreement and the acquisition of the Kalman Royalty and the Sylvania Royalty, the satisfaction or waiver of conditions precedent to completion, the timing of completion of each royalty acquisition, the resolution of the right of first refusal applicable to the Sylvania Royalty, and the anticipated benefits of the Kalman Royalty and the Sylvania Royalty to the Company.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty or stream payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to Vox’s dividend policy; epidemics, pandemics or other public health crises; geopolitical events and other uncertainties, as well as those factors discussed in the section entitled “Risk Factors” in Vox’s annual information form for the financial year ended December 31, 2025 available at www.sedarplus.ca and the SEC’s website at www.sec.gov (as part of Vox’s Form 40-F).

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

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None of the TSX, its Regulation Services Provider or The Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators and none of this information has been independently verified by Vox. As a royalty and offtake-stream investor, Vox has limited, if any, access to the underlying operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Vox’s interests, which often cover less than 100% of the publicly reported mineral reserves, mineral resources and production from a property.

References & Notes

(1)	May 2023 Kalman Mineral Resource Estimate technical notes:
a.

The Kalman Mineral Resource Estimate was updated in May 2023 in accordance with the JORC Code (2012 Edition). (Refer to the ASX Release dated 8 May 2023 for full details of the Resource Estimate.)

https://www.listcorp.com/asx/hmx/hammer-metals-limited/news/kalman-resource-upgrade-lifts-cueq-inventory-to-over-530kt-2871420.html

b.	Reported at 0.4% CuEq cut-off above 100m RL and 1.0% CuEq cut-off below 100m RL
c.	Numbers rounded to two significant figures
d.	Totals may differ due to rounding
e.	The recovered copper equivalent equation is:
i.	CuEq Recovered = 0.86*Cu + (0.74*0.771051*Au) + (0.74*0.008336*Ag) + (0.86*4.857143*Mo) + (0.77*0.023334*Re)
f.	Prices used by Hammer were a reflection of the market as at 8 May 2023 and forward-looking forecasts provided by consensus analysis. Metal prices provided are:
i.	Cu: US$7,714/t (US$3.50/lb);
ii.	Au: US$1,850/oz;
iii.	Ag: US$20/oz;
iv.	Mo: US$37,468/t (or US$17/lb); and
v.	Re: US$1,800/kg
g.	The recovered copper equivalent equation is: CuEq Recovered = 0.86*Cu + (0.74*0.771051*Au) + (0.74*0.008336*Ag) + (0.86*4.857143*Mo) + (0.77*0.023334*Re).
(2)	Based on review of Hammer Metals ASX disclosure, Vox management estimates that royalty tenement EPM13870 contains approximately 70% of the Kalman 2023 Mineral Resource Estimate.
a.	Based on Hammer Metals ASX disclosure on 8 May 2023, in the prior 2016 Mineral Resource approximately 63% of the metal tonnes are located on EPM13870 and the remainder on EPM26775.
b.	https://www.listcorp.com/asx/hmx/hammer-metals-limited/news/kalman-resource-upgrade-lifts-cueq-inventory-to-over-530kt-2871420.html

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